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Peter Zandan is Global Vice Chairman at Hill and Knowlton Strategies. He has been in this role since January 2011. Previously a Data Service Advisor for Quantified Communications and Senior Advisory / Chairman at Earth and Sky in Austin, Texas. Peter Holds an MBA and PhD from the University of Texas at Austin in Marketing / Evaluation Research.